August 10, 2010

Ms. Jennifer Monick

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

Re:	IRSA Inversiones y Representaciones Sociedad Anónima, Form 20-F for Fiscal Year Ended June 30, 2009
Filed December 30, 2009, File No. 1-13542

Please find below the acknowledgements of the Company in connection with the comments set forth in the Commision’s staff’s comment letter dated July 8, 2010 (the “comment letter”) relating to the annual report of the Company listed above (the “Annual Report”).

1. That the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

3. That the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please call me (+5411-4232-7449) with any questions you may have regarding the above responses.

Very truly yours,

/s/ Gabriel Blasi
Gabriel Blasi
Chief Financial Officer